January 26, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: William H. Thompson, Accounting Branch Chief

Re:	Suburban Propane Partners, L.P.

Form 10-K for Fiscal Year Ended September 27, 2014

Filed November 26, 2014

File No. 1-14222

Dear Mr. Thompson:

This letter responds to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter to Michael A. Stivala of Suburban Propane Partners, L.P. (the “Partnership”), dated January 16, 2015, relating to the Form 10-K for the fiscal year ended September 27, 2014, which was filed on November 26, 2014.

Set forth below in bold is the comment in the Staff’s letter. Immediately following the Staff’s comment is the Partnership’s response to that comment.

References in the responses below in this letter to “we”, “our”, “us” or similar phrases refer to the Partnership.

Item 6. Selected Financial Data, page 24

1.	We note that you exclude a number of charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from Adjusted EBITDA, which is prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise your disclosure in future filings to include such charges in Adjusted EBITDA, or tell us why you believe your disclosure complies with Item 10(e) of Regulation S-K.

Partnership’s Response:

The Partnership is a publicly traded limited partnership. Accordingly, the requisite financial performance to fund, and increase, cash distributions to holders of our common units is of paramount importance to unitholders (“Unitholders”) and the industry analyst community.

The Partnership uses EBITDA and Adjusted EBITDA as measures of financial results to provide investors and industry analysts with additional information. The primary use of Adjusted EBITDA is to assist the reader with evaluating the performance of the Partnership. This is evidenced in two principal ways. First, Adjusted EBITDA appears only in “Selected Financial Data”, “Results of Operations and Financial Condition”, and “Financial Statements and Supplementary Data” and, importantly, does not appear in “Liquidity and Capital Resources”. Second, as described more fully in Item 11, Executive Compensation, variable compensation of the executives of the Partnership (notably the annual cash bonus plan and the long-term incentive plan) are determined using Adjusted EBITDA.

The Partnership seeks to balance the objectives of Item 10(e)(1)(ii)(A) of Regulation S-K and the Partnership’s goal of presenting a measure that is most conducive to investors’ and analysts’ understanding of its performance. The Partnership therefore provided detailed tables that began with net income, reconciled that to EBITDA, reconciled that to Adjusted EBITDA, and reconciled that to net cash provided by operating activities. Since the aforementioned tables transparently disclosed the detailed reconciling items, users of the Partnership’s financial information were able to understand how management is evaluating the business and have the ability to fully and easily take into account these exclusions. Notwithstanding this, the Partnership will remove the references to liquidity in connection with Adjusted EBITDA and will also remove the portion of the table that reconciles Adjusted EBITDA to net cash provided by operating activities which was previously included in an effort to be helpful and transparent.

An example of our future disclosure (to be included in Items 6, 7 and 8), intended to make it clear that Adjusted EBITDA is a performance measure, is listed below with changes marked to facilitate the Staff’s review.

EBITDA represents net income before deducting interest expense, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA excluding the unrealized net gain or loss from mark-to-market activity for derivative instruments and other ~~certain~~ items as provided in the table below. Our management uses EBITDA and Adjusted EBITDA as supplemental measures of operating performance ~~liquidity~~ and we are including them because we believe that they provide our investors and industry analysts with additional information to evaluate our operating results ~~ability to meet our debt service obligations and to pay our quarterly distributions to holders of our Common Units~~. EBITDA and Adjusted EBITDA are not recognized terms under accounting principles generally accepted in the United States of America (“US GAAP”) and should not be considered as an alternative to net income or net cash provided by operating activities determined in accordance with US GAAP. Because EBITDA and Adjusted EBITDA as determined by us excludes some, but not all, items that affect net income, they may not be comparable to EBITDA and Adjusted EBITDA or similarly titled measures used by other companies.

In connection with responding to the Staff’s comments, the Partnership hereby acknowledges that the Partnership is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the fiscal year ended September 27, 2014; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s feedback. If you have any further questions or comments, please do not hesitate to contact me at (973) 887-5300.

Very truly yours,

/s/ Michael Kuglin
Chief Financial Officer and Chief Accounting Officer

cc:	C. Dropkin, Proskauer Rose LLP

C. Bonn, PricewaterhouseCoopers LLP

M. Stivala, Suburban Propane Partners, L.P.

P. Abel, Suburban Propane Partners, L.P.

J. Collins, Chairman of the Audit Committee, Suburban Propane Partners, L.P.